UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

WESTAFF, INC.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

957070105

(CUSIP Number)

Sorensen Trust
D. Stephen Sorensen
3820 State Street
Santa Barbara, CA 93105
(805) 882-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Robert B. Pincus, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636
(302) 651-3000

November 4, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ⁪

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032681108
1		Name of Reporting Persons Sorensen Trust
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 2,032,903
	9	Sole Dispositive Power
	10	Shared Dispositive Power 2,032,903
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,032,903
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 12.18%
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 032681108
1		Name of Reporting Persons D. Stephen Sorensen
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 2,032,903
	9	Sole Dispositive Power
	10	Shared Dispositive Power 2,032,903
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,032,903
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 12.18%
14		Type of Reporting Person (See Instructions) IN

CUSIP No. 032681108
1		Name of Reporting Persons Shannon P. Sorensen
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 2,032,903
	9	Sole Dispositive Power
	10	Shared Dispositive Power 2,032,903
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,032,903
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 12.18%
14		Type of Reporting Person (See Instructions) IN

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on October 27, 2008 (the “Original Schedule 13D” and, with Amendment No. 1, collectively, the “Schedule 13D”).  This Amendment No. 1 relates to common shares, par value $0.01 per share (the "Common Shares"), of Westaff, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 298 North Wiget Lane, Walnut Creek, California  94598-2453.  Except as specifically amended by this Amendment No. 1, items in the Original Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Original Schedule 13D.

Item 1.      Security and Issuer

    There is no change to Item 1 of the Original Schedule 13D.

Item 2.      Identity and Background

    There is no change to Item 2 of the Original Schedule 13D.

Item 3.      Source and Amount of Funds or Other Consideration

     Item 3 of the Original Schedule 13D is hereby amended by replacing it in its entirety with the following:

    The Sorensen Trust used its personal funds to acquire the Common Shares reported on this Schedule 13D.

    The aggregate cost of purchasing such shares (excluding brokerage commissions, if any) was $682,802.57.

Item 4.      Purpose of Transaction

    There is no change to Item 4 of the Original Schedule 13D.

Item 5.      Interest in Securities of the Issuer

    Item 5 of the Original Schedule 13D is hereby amended by replacing it in its entirety with the following:

    (a) The aggregate number of Common Shares beneficially owned by the Reporting Persons as of the date hereof is 2,032,903.  The Reporting Persons are beneficial owners of 12.18% of the outstanding Common Shares.  According to the Issuer's quarterly report for the period ended July 12, 2008, as of August 25, 2008, 16,697,010 Common Shares were outstanding.

    (b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares beneficially owned by them.

    (c) The following table sets forth all transactions with respect to the Common Shares effected during the past 60 days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m.,

New York City time, on November 17, 2008.  Except as otherwise noted all such transactions were effected in the open market.

Name of Entity	Date	Number of Shares	Price per Share (in $)	Total Price (In $)
Sorensen Trust	9/29/2008	1,900	.50000	950.00
Sorensen Trust	9/29/2008	8,000	.50000	4,000.00
Sorensen Trust	9/29/2008	100	.50000	50.00
Sorensen Trust	10/8/2008	10,000	.26000	2,600.00
Sorensen Trust	10/8/2008	5,900	.25000	1,475.00
Sorensen Trust	10/8/2008	19,000	.25000	4,750.00
Sorensen Trust	10/8/2008	100	.25000	25.00
Sorensen Trust	10/9/2008	500	.24000	120.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	200	.24000	48.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	10,971	.24000	2,633.04
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	800	.24000	192.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	350	.24000	84.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	2,000	.24000	480.00
Sorensen Trust	10/14/2008	100	.30000	30.00
Sorensen Trust	10/14/2008	100	.30000	30.00
Sorensen Trust	10/14/2008	1,200	.30000	360.00
Sorensen Trust	10/14/2008	100	.30000	30.00
Sorensen Trust	10/14/2008	200	.30000	60.00

Sorensen Trust	10/14/2008	200	.30000	60.00
Sorensen Trust	10/14/2008	100	.30000	30.00
Sorensen Trust	10/14/2008	579	.30000	173.70
Sorensen Trust	10/14/2008	700	.30000	210.00
Sorensen Trust	10/14/2008	100	.29000	29.00
Sorensen Trust	10/14/2008	200	.30000	60.00
Sorensen Trust	10/14/2008	1,421	.30000	426.30
Sorensen Trust	10/14/2008	2,036	.30000	610.80
Sorensen Trust	10/14/2008	300	.30000	90.00
Sorensen Trust	10/14/2008	600	.30000	180.00
Sorensen Trust	10/14/2008	100	.30000	30.00
Sorensen Trust	10/14/2008	100	.30000	30.00
Sorensen Trust	10/14/2008	14,443	.30000	4,332.90
Sorensen Trust	10/14/2008	100	.30000	30.00
Sorensen Trust	10/14/2008	9,900	.30000	2,970.00
Sorensen Trust	10/14/2008	400	.30000	120.00
Sorensen Trust	10/14/2008	2,500	.30000	750.00
Sorensen Trust	10/14/2008	1,100	.30000	330.00
Sorensen Trust	10/14/2008	5,000	.30000	1,500.00
Sorensen Trust	10/14/2008	1,000	.30000	300.00
Sorensen Trust	10/14/2008	100	.29000	29.00
Sorensen Trust	10/14/2008	300	.29000	87.00
Sorensen Trust	10/14/2008	100	.29000	29.00
Sorensen Trust	10/14/2008	200	.30000	60.00
Sorensen Trust	10/14/2008	100	.30000	30.00
Sorensen Trust	10/14/2008	200	.30000	60.00
Sorensen Trust	10/14/2008	2,000	.30000	600.00
Sorensen Trust	10/14/2008	400	.30000	120.00
Sorensen Trust	10/14/2008	200	.30000	60.00
Sorensen Trust	10/14/2008	4,800	.30000	1,440.00
Sorensen Trust	10/14/2008	199	.30000	59.70
Sorensen Trust	10/14/2008	199	.30000	59.70
Sorensen Trust	10/14/2008	11,200	.30000	3,360.00
Sorensen Trust	10/14/2008	2	.30000	.60
Sorensen Trust	10/16/2008	999,914	.29997	299,944.20
Sorensen Trust	10/24/2008	200	.35000	70.00
Sorensen Trust	10/24/2008	300	.35000	105.00
Sorensen Trust	10/24/2008	200	.35000	70.00
Sorensen Trust	10/24/2008	600	.35000	210.00
Sorensen Trust	10/24/2008	2,900	.35000	1,015.00
Sorensen Trust	10/24/2008	34,600	.35000	12,110.00
Sorensen Trust	10/24/2008	100	.33000	33.00
Sorensen Trust	10/24/2008	700	.33000	231.00
Sorensen Trust	10/24/2008	100	.33000	33.00
Sorensen Trust	10/24/2008	300	.33000	99.00
Sorensen Trust	10/24/2008	700	.33000	231.00
Sorensen Trust	10/24/2008	100	.33000	33.00
Sorensen Trust	10/24/2008	300	.33000	99.00
Sorensen Trust	10/24/2008	1,600	.33000	528.00

Sorensen Trust	10/24/2008	100	.33000	33.00
Sorensen Trust	10/24/2008	300	.33000	99.00
Sorensen Trust	10/24/2008	3,900	.33000	1,287.00
Sorensen Trust	10/24/2008	1,200	.33000	396.00
Sorensen Trust	10/24/2008	4,500	.33000	1,485.00
Sorensen Trust	10/24/2008	100	.33000	33.00
Sorensen Trust	10/24/2008	23,500	.33000	7,755.00
Sorensen Trust	10/27/2008	100	.35000	35.00
Sorensen Trust	10/27/2008	100	.34000	34.00
Sorensen Trust	10/27/2008	100	.32000	32.00
Sorensen Trust	10/27/2008	500	.34500	172.50
Sorensen Trust	10/27/2008	5,000	.33000	1,650.00
Sorensen Trust	10/27/2008	600	.33000	198.00
Sorensen Trust	10/27/2008	95	.33000	31.35
Sorensen Trust	10/27/2008	1,000	.33000	330.00
Sorensen Trust	10/27/2008	100	.34000	34.00
Sorensen Trust	10/27/2008	5,700	.35000	1,995.00
Sorensen Trust	10/27/2008	4,300	.35000	1,505.00
Sorensen Trust	10/27/2008	700	.35000	245.00
Sorensen Trust	10/27/2008	200	.35000	70.00
Sorensen Trust	10/27/2008	100	.35000	35.00
Sorensen Trust	10/27/2008	2,000	.35000	700.00
Sorensen Trust	10/27/2008	248,000	.35000	86,800.00
Sorensen Trust	10/27/2008	2,000	.35000	700.00
Sorensen Trust	10/27/2008	37,000	.35000	12,950.00
Sorensen Trust	10/27/2008	2,600	.35000	910.00
Sorensen Trust	10/27/2008	200	.35000	70.00
Sorensen Trust	10/27/2008	100	.35500	35.50
Sorensen Trust	10/27/2008	100	.35500	35.50
Sorensen Trust	10/27/2008	2,300	.35500	816.50
Sorensen Trust	10/27/2008	7,000	.35500	2,485.00
Sorensen Trust	10/27/2008	4,500	.35500	1,597.50
Sorensen Trust	10/27/2008	1,100	.35500	390.50
Sorensen Trust	10/27/2008	4,200	.35500	1,491.00
Sorensen Trust	10/27/2008	1,100	.35500	390.50
Sorensen Trust	10/27/2008	2,100	.35500	745.50
Sorensen Trust	10/27/2008	1,100	.35500	390.50
Sorensen Trust	10/27/2008	1,100	.35500	390.50
Sorensen Trust	10/27/2008	100	.36000	36.00
Sorensen Trust	10/27/2008	5,000	.37000	1,850.00
Sorensen Trust	10/27/2008	2,613	.36000	940.68
Sorensen Trust	10/27/2008	100	.37000	37.00
Sorensen Trust	10/27/2008	100	.37000	37.00
Sorensen Trust	10/27/2008	100	.39000	39.00
Sorensen Trust	10/27/2008	100	.39000	39.00
Sorensen Trust	10/27/2008	400	.39500	158.00
Sorensen Trust	10/27/2008	500	.40000	200.00
Sorensen Trust	10/27/2008	1,300	.38000	494.00
Sorensen Trust	10/27/2008	1,300	.40000	520.00

Sorensen Trust	10/27/2008	100	.40000	40.00
Sorensen Trust	10/27/2008	1,300	.40000	520.00
Sorensen Trust	10/27/2008	500	.40000	200.00
Sorensen Trust	10/27/2008	100	.40000	40.00
Sorensen Trust	10/27/2008	18,500	.40000	7,400.00
Sorensen Trust	10/27/2008	8,235	.40000	3,294.00
Sorensen Trust	10/27/2008	3,000	.40000	1,200.00
Sorensen Trust	10/27/2008	100	.40000	40.00
Sorensen Trust	11/4/2008	90,700	.41000	37,187.00
Sorensen Trust	11/4/2008	200	.41000	82.00
Sorensen Trust	11/4/2008	110	.41000	45.10
Sorensen Trust	11/7/2008	361,400	.41000	148,174.00
Sorensen Trust	11/7/2008	100	.41000	41.00
Sorensen Trust	11/12/2008	550	.41000	225.50

    (d) Except as set forth in this Item 5, no person is known to have the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

    (e) Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

    There is no change to Item 6 of the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 17, 2008

SORENSEN TRUST
By:	/s/ D. Stephen Sorensen
D. Stephen Sorensen Trustee /s/ Shannon P. Sorensen
Shannon P. Sorensen Trustee

/s/ D. STEPHEN SORENSEN
D. STEPHEN SORENSEN

/s/ SHANNON P. SORENSEN
SHANNON P. SORENSEN